Exhibit 16.1

August 19, 2016
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on August 19, 2016, to be filed by our former client, QuickLogic Corporation. We agree with the statements made in response to Item 4.01 (a) in the Form 8-K insofar as they relate to our Firm. We have no basis on which to agree or disagree with the statements made in the first paragraph of Item 4.01 and with the statements made in Item 4.01(b) in the Form 8-K.
Very truly yours,
/s/ BDO USA, LLP
San Jose, California

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.